

May 23, 2011

Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

> **RE:** **Smart-Tek Solutions, Inc.**
> **Supplemental Correspondence submitted on April 28, 2011**
>
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed on October 15, 2010**
>
> **Schedule PRER14A**
> **Filed on March 16, 2011**
>
> **File No. 000-29895**

Dear Mr. Bonar:

We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated April 8, 2011. Please provide us with materials supporting your statement that Smart-Tek Communications Inc. accounted for less that 11% of your consolidated assets as of December 31, 2010. We also note that the vend-

out of Smart-Tek Communications Inc. is a transaction involving an affiliate of the company. Please provide us with a narrative disclosure of the board process used to approve the vend-out transaction, including the involvement of each of your directors, after the December 31, 2010 financial statements were completed. In addition, please explain to us why shareholder approval is not required to approve a transaction involving one of your directors under Nevada law.

2. We note your response to comment 2 of our letter dated April 8, 2011. Please revise your disclosure to specify why you did not hold an annual meeting in fiscal 2010.

3. Please amend the Form 8-K filed on April 20, 2011 to reconcile the different dates provided for the disposition of Smart-Tek Communications Inc. in Item 8.01 and Exhibit 99.1 (July 1 vs. July 12) and file all agreements relating to such sale as exhibits. Please provide a detailed legal analysis as to the manner by which the transaction was effected under the federal securities laws as of July 2010 when the company had a PRE 14A on file until March 16, 2011 indicating that such sale was subject to shareholder vote.

Form 10-K for the Fiscal Year Ended June 30, 2010

Consolidated Statements of Operations and Comprehensive Income (Loss), page 3

4. We note your response to comment four from our letter dated April 8, 2011. Your response only addressed how you determined the effect of exchange rates on cash in your Consolidated Statement of Cash Flows. More specifically, you did not explain why your currency translation adjustment for the years ended June 30, 2010 and 2009 in your Consolidated Statement of Changes in Stockholders' Deficiency is exactly the same as your effects of exchange rates on cash in your Consolidated Statements of Cash Flows. Please advise.

6. Shareholder loans, page 12

5. We refer to your responses to comment five from our letter dated April 8, 2011. However, we believe that since this transaction took place between an individual and an entity rather than between parent and subsidiary entities and between subsidiaries of a common parent, the exception criteria mentioned in ASC 835-30-15-3 does not apply. Further it does not appear that Mr. Law controls the registrant. As such, we are reissuing our prior comment five from our letter dated April 8, 2011.

Form 10-KT for the transition period from July 1, 2010 to December 31, 2010

Financial Statements, page F-1

6. We note that this transitional Form 10-KT also reflects the sale and discontinuation of the SCI subsidiary to its founder Perry Law. However, it is unclear to us why the weighted average number of shares outstanding used in the earnings per share calculation significantly differs

from your Form 10-Q for the six months ended December 31, 2010 filed on February 11, 2011. Please disclose what has changed and provide disclosure as required by ASC 250. If the changes are material, please file Item 4.02 of Form 8-K.

1. Summary of Significant Accounting Policies, page F-6

Nature of operations, basis of financial statement presentation, page F-6

7. We note your statement on page F-6 that, "On July 1, 2010, the Company completed the disposition of the Company's wholly owned subsidiary Smart-Tek Communications Inc. to its president and founder Perry Law." Tell us why this disposition was not disclosed or accounted for in your previously issued financial statements.

Workers compensation claims reserve, page F-7

8. Tell us how you record workers compensation claims reserve. Show us the journal entries used to record this reserve.

2. Discontinued operations, page F-12

9. We note that on July 1, 2010 you sold your wholly owned subsidiary, Smart-Tek Communications Inc., to its president and founder, Perry Law, in exchange for the debt owed to Mr. Law by the Company. We also note that you recognized a gain on disposition of this subsidiary. Since Mr. Law is a related party, tell us why you believe it is appropriate to recognize a gain rather than a capital transaction. Please refer to ASC 470-50-40-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Brian Bonar
Smart-Tek Solutions, Inc.
May 23, 2011
Page 4

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

cc: Owen M. Naccarato

        Facsimile: (949) 851-9262